April 17, 2024

VIA EDGAR
John Spitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: TFS Financial Corporation
Form 10-K for Fiscal Year Ended September 30, 2023
Form 10-Q for Fiscal Quarter Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-33390

Dear Mr. Spitz:
TFS Financial Corporation (the “Company, or “we”, or “our”, or “us”) has received the April 3, 2024, comment letter (the “Letter”) from the Securities and Exchange Commission (the “SEC”) with respect to the filings referenced above (the “Filing”). The Company is the sole shareholder of Third Federal Savings and Loan Association of Cleveland (the “Association”).
Our responses to the comments are set forth below. For the convenience of the SEC staff, we have repeated the comments, followed by our responses.

Form 10-Q for Fiscal Quarter Ended December 31, 2023
Liquidity and Capital Resources, page 55
SEC Comment No. 1:
“We note your disclosure that in December 2023 you received notification from the FHLB of Cincinnati that effective January 19, 2024 you will be placed on restriction by the FHFA as a result of a second consecutive “Needs Improvement” rating from your most recent Community Reinvestment Act (“CRA”) exam and will therefore not have access to long-term advances (with a term greater than one year) and not be eligible for participation in the FHLB’s Affordable Housing Program or other Community Investment Cash Advance programs. Further, you state that this restriction is expected to have no impact to your ability to access funding. Noting disclosure on page 37 that you seek to lengthen the duration of your interest-bearing funding sources and disclosure on page 52 that as of December 31, 2023 you have $1.98 billion of term advances with a weighted average maturity of 2.3 years, please tell us and revise your disclosure in future filings to explain the potential impact of this restriction to your overall funding costs and future net interest margin and spreads.”

TFS Financial Corporation Response: With respect to the FHFA restrictions that became effective for us January 19, 2024, we do not expect these restrictions, in isolation, to have a material impact to our future funding costs, net interest margin or spreads or our strategy to lengthen the duration of our interest-bearing funding sources. While long-term FHLB advances (with terms greater than one year) can help lengthen the duration of our funding to better match the interest streams of our interesting-earning assets, they represent just one of several diverse sources of funding available to us. At December 31, 2023, long-term FHLB advances of $1.98 billion were only 13% of our total funding (borrowings and deposits). We have been able to, and expect to continue to be able to, effectively use other funding sources, at similar market rates of interest, to accomplish this same objective. In addition to long-term retail and brokered certificates of deposit (“CDs”), interest rate swap agreements, coupled with shorter-term borrowings and brokered CDs, are and have historically been available at market rates of interest and effective maturities similar to long-term FHLB advances. Because of this, we expect our ability to access the funding necessary to maintain our business operations to continue and we expect no material impact to our future funding costs, net interest margin and spreads as a result of the FHFA restrictions. Future filings will be revised to more fully describe and clarify the current and potential impacts of the FHFA restrictions, when applicable, on our strategies, operations and future financial results.

A draft of the disclosure that would have been included for the quarter ended December 31, 2023, with added language underlined and with strike-throughs for deleted language, follows:

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Extending the Duration of Funding Sources (partial)
As a complement to our strategies to shorten the duration of our interest-earning assets, as described above, we also seek to lengthen the duration of our interest-bearing funding sources. These efforts include monitoring the relative costs of alternative funding sources such as retail certificates of deposit, brokered certificates of deposit, and shorter-term (e.g. three months) funding, the durations of which are extended by correlated interest rate exchange contracts ("swap"). Funding sources are discussed in more detail within this Item 2 in the sections entitled Maintaining Access to Adequate Liquidity and Diverse Funding Sources to Support our Growth and Liquidity and Capital Resources. All of our swaps are subject to collateral pledges and require specific structural features to qualify for hedge accounting treatment. Hedge accounting treatment directs that periodic mark-to-market adjustments be recorded in other comprehensive income (loss) in the equity section of the balance sheet, rather than being included in operating results of the income statement. The Association's intent is that any swap to which it may be a party will qualify for hedge accounting treatment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources (partial)
Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB of Cincinnati and the FRB-Cleveland Discount Window, and arrangements with other institutions to purchase overnight Fed Funds, each of which provides an additional source of funds. On December 19, 2023, the FHLB of Cincinnati, subsequent to revising their Credit Policy Manual in September 2023 to decrease the allowable borrowing limit from 50% to 40% of total assets, approved an exception to increase the Association's allowable borrowing limit to 45% of total assets. The exception requires the Association to maintain compliance with certain credit and regulatory criteria. In order to ensure adequate borrowing capacity with the FHLB, the Company has started replacing a portion of its 90-day FHLB advances with like-term brokered deposits. In March 2023, as a result of two recent bank failures, the Federal Reserve created the BTFP as an additional source of liquidity. The program offers loans up to one year in length against pledges of high-quality securities, such as U.S. Treasuries, agency debt and mortgage backed securities, owned as of March 21, 2023. The BTFP is currently scheduled to end on March 11, 2024.
In December 2023, the Association received notice from the FHLB of Cincinnati that, effective January 19, 2024, the Association will be placed on restriction by the FHFA due to a second consecutive "Needs Improvement" rating, received on our CRA exam covering the period ended December 31, 2019. During the period of restriction, the Association will not have access to long-term advances (advances with a term greater than one year) from the FHLB of Cincinnati and will not be eligible for participation in the Bank's Affordable Housing Program or other Community Investment Cash Advance programs. With certain exceptions, the restriction will remain in place until the Association receives a Satisfactory" or better rating on a CRA exam and otherwise complies with standards established by the FHFA's Community Support Regulation. Existing advances and continued access to future advances with a term of one year or less, including 90 day advances used to facilitate longer term interest rate swap agreements, will not be affected. In addition to interest rate swap agreements, we have the ability to obtain funding with terms greater than one year through retail and brokered CDs, generally at market rates of interest similar to other long-term funding alternatives. Therefore, we expect our ability to access long-term funding to continue, and our funding alternatives will not have a material impact to our funding costs, interest margin and spreads.~~We expect no impact to our ability to access funding.~~
At December 31, 2023, we had $5.01 billion of FHLB of Cincinnati advances, no outstanding borrowings from the FRB Cleveland Discount Window and no outstanding borrowings in the form of Fed Funds Purchased. During the three months ended December 31, 2023, we had average outstanding advances from the FHLB of Cincinnati of $5.23 billion, as compared to average outstanding advances of $4.87 billion during the three months ended December 31, 2022. Refer to the Extending the Duration of Funding Sources section of the Overview for further discussion.

Form 10-K for Fiscal Year Ended September 30, 2023

SEC Comment No. 2:
“We also note the risk factor disclosure on page 39 of your Form 10-K for the fiscal year ended September 30, 2023, which states that failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as those related to branches, mergers, minority stock offerings or a second-step conversion, or in restrictions on its activities. Please tell us and revise your disclosure in future filings to clearly explain whether any of these restrictions were enacted as a result of your most recent “Needs to Improve” Community Reinvestment Act rating and, if they were, what potential impact this may have on your operations and future financial results.”

TFS Financial Corporation Response: As of September 30, 2023, we had not applied for any corporate applications, subsequent to the most recent “Needs to Improve” rating, that would have been subject to denial as a result of the rating. None of the restrictions specifically described in the Risk Factor on Page 39 were enacted as a result of our “Needs Improvement” rating. Additionally, we have not been subject to other restrictions on our business activities except, subsequent to filing our Form 10-K for the fiscal year ended September 30, 2023, we received notice that the FHFA eliminated our access to FHLB long-term advances and our eligibility to participate in FHLB’s Affordable Housing Program or other Community Investment Cash Advance programs. Disclosures of these restrictions were included in our Form 10-Q for the quarter ended December 31, 2023, and will be further enhanced in future filings, as shown in our response to your Comment No. 1 above. Future filings will be revised to more fully describe and clarify the current and potential impacts of the “Needs Improvement” rating, when applicable, and to cross-reference from the Risk Factor to the sections in which additional information is provided.
A draft of the disclosures that would have been included for the year ended September 30, 2023, with added language underlined and with strike-throughs for deleted language, follows:

Item 1. Business
Community Reinvestment Act and Fair Lending Laws. All savings associations have a responsibility under the CRA and federal regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings association, the OCC is required to assess the savings association’s record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A federal savings association’s failure to comply with the provisions of the CRA could, at a minimum, result in denial of certain corporate applications such as branches, mergers, minority stock offerings or second-step conversion, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and/or the Department of Justice.
In March 2021, the Association received a "Needs to Improve" CRA rating in its most recent federal evaluation dated February 24, 2020. As of September 30, 2023, and until the Association receives a CRA rating of “Satisfactory” or better, the ability of the Association to obtain approval for certain corporate applications described in the preceding paragraph is uncertain. CRA ratings are one of many factors considered when making corporate applications and other business decisions. Refer to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources for additional information about the current and potential impacts of this rating on our operations and future financial results.

Item 1A. Risk Factors
We received a “Needs to Improve” Community Reinvestment Act rating in our most recent federal examination. This could, at a minimum, result in denial of certain corporate applications such as those related to branches, mergers, minority stock offerings or a second-step conversion.
All savings associations have a responsibility under the Community Reinvestment Act and federal regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings association, the OCC is required to assess the savings association’s record of compliance with the Community Reinvestment Act. The Association received a “Needs to Improve” Community Reinvestment Act rating in its most recent federal examination that analyzed home mortgage lending data for the period January 1, 2015 through December 31, 2019. A savings association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as those related to branches, mergers, minority stock offerings or a second-step conversion, or in restrictions on its activities. Refer to Item 1. Business-Community Reinvestment Act and Fair Lending Laws and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources for additional information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
In March 2021, we received a second consecutive “Needs to Improve” rating on our CRA examination covering the period ended December 31, 2019. The FHFA practice is to place member institutions in this situation on restriction. If this restriction is established, we will not have access to FHLB long-term advances (maturities greater than one year) until our rating improves. However, we have not received notice of this restriction as of November 21, 2023. Existing advances and future advances with less than a one-year term, including 90 day advances used to facilitate longer term interest rate swap agreements, will not be affected. Additionally, we have the ability to obtain funds from the alternate sources described in this section at market rates of interest and maturities similar to that of long-term FHLB advances. Therefore, we expect no impact to our ability to access funding and no material impact to future financial results should this restriction be enacted.

Form 8-K, filed January 30, 2024
Exhibit 99.1, page 3
SEC Comment No. 3:
“We note in the Earnings Release filed as Exhibit 99.1 reference to presentation slides as of
December 31, 2023 that are available on your website under the Investor Relations link within the "Recent Presentations" menu. We further note within "Presentation Slides 12/31/2023 Earnings" on your Investor Relations website disclosure of Earnings Per Per Minority Share and Book Value Per Minority Share, both of which are non-GAAP measures as they exclude the shares held by Third Federal Savings, MHC and only reflect the shares held by minority shareholders. Please tell us how you considered whether these measures substitute an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.”

TFS Financial Corporation Response: We have considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and do not believe the inclusion of minority share equivalents for Book Value (PBV) Per Share and Earnings Per Share (EPS) substitute an individually tailored recognition and measurement method for those of GAAP that would result in a misleading non-GAAP measure. Minority share equivalents for PBV and EPS, when provided alongside GAAP measures, are informative metrics to current and prospective investors of a mutual holding company (MHC) structure. An MHC structure is unique in the banking industry, in that public shareholders own a majority of the outstanding shares publicly issued, whereas the majority shares issued and held by the MHC are still owned by a mutual entity, with such shares not having been purchased by the public, resulting in no contribution to a company’s book value or earnings potential. Stated from the perspective of the MHC, it owns the majority of the shares outstanding which is constituted of the shares that have never been issued to the public. Stated from the perspective of the public, they own the majority of the shares that have been issued to the public (which is a minority of the shares outstanding). The exclusion of minority share equivalents for PBV and EPS could misinform the investment community on the nature of their investment in an MHC as represented through the investment presentation slides with mention of dividend waiver and the fact that (given approval) a dividend is only paid on public float.
We respectfully believe that there is no violation of Rule 100(b) of Regulation G as no alterations to any balance sheet or income statement items have occurred in the representation. Additionally, presentation slides include GAAP Book Value Per Share and GAAP Earnings Per Share presented no less prominent than the accompanying non-GAAP measures, along with detailed information about the inputs to each measure, thereby providing reconciliations between the GAAP and Non-GAAP measures in a clearly understandable method. In future slide presentations, the presentation of the non-GAAP Earnings per Minority Share and Book Value Per Minority Share will be presented with expanded detail on slide 3, TFSL Stock Ownership - Why Invest?. Revised slide 3, TFSL Stock Ownership - Why Invest?, as it would have been presented for the quarter ended December 31, 2023, follows:

TFSL Stock Ownership – Why Invest?

Strong Dividend

- Current annualized dividend of $1.13 per share represents 7.69% yield based on stock price of $14.69 at 12/29/23.
- Dividend paid to minority shareholders only, subject to regulatory required MHC annual dividend waiver vote. On 7/11/23, 60% of MHC eligible votes were cast and 97% approved the dividend waiver through July 11, 2024[1].
- Total dividends paid represents 70.58% and 77.49% of net income for the three months ended 12/31/23 and for the fiscal year ended 9/30/23.

High Capital Levels

- Tier I Capital to Average Assets = 10.80%.
- Total Risk-Based Capital = 19.74%.
- "Well-Capitalized" levels are 5% and 10%, respectively.

Quality Growth

- Loan growth of $33.2 million for the quarter ended 12/31/23.
- Unpaid principal balance of mortgage loans serviced for others of $1.97 billion for the quarter ended 12/31/23.
- Delinquency rate of 0.17% on $15.21 billion loan portfolio; reported net recoveries in each of last seven fiscal years.
- Average FICO score of 776 and average LTV of 71% for first mortgage loans originated during the quarter ended 12/31/23.
- Geographical diversification by offering products in 25 states and D.C.

MHC Structure[2] and Value to 19% Minority Shareholders

- GAAP Book Value Per Share[3] of $6.65 but Book Value Per Minority Share[4] of $34.83.
- For last 4 quarters, GAAP Earnings Per Share[5] of $0.26 but Earnings Per Minority Share[6] of $1.38.

1 - Regulation MM requires annual dividend waiver vote subject to annual non-objection by the Federal Reserve Board. The FRB has completed its normal review process for the July 11, 2023 dividend waiver with no objections.

2 - ~~In a mutual holding company structure where only the minority shares are publically held, many investors focus on the level of shareholders' equity and net income per minority share outstanding, which is a non-GAAP measure.~~ An MHC structure is unique in the banking industry, in that public shareholders own a majority of the outstanding shares publicly issued, whereas the majority shares issued and held by the MHC are still owned by a mutual entity, with such shares not having been purchased by the public, resulting in no contribution to a company's book value or earnings potential. The 227,119,132 shares owned by the MHC have not been offered to the public.

3 - Book value per Share based on Total Shareholders' Equity of $1,866,727,000 divided by the total share count of 280,710,854 at 12/31/23.

4 - Book value per Minority Share based on Total Shareholders' Equity of $1,866,727,000 divided by minority share count of 53,591,722 at 12/31/23.

5 - Earnings per Share based on Total Net Income of $73,764,000 for most recent 4 quarters divided by total share count of 280,710,854 at 12/31/23.

6 - Earnings per Minority Share based on Total Net Income of $73,764,000 for most recent 4 quarters divided by minority share count of 53,591,722 at 12/31/23.

ThirdFederal
SAVINGS & LOAN

3

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (800) 844-7333.

Sincerely,

/s/    Meredith S. Weil
Meredith S. Weil, Chief Financial Officer